EXHIBIT 12.1

                       RATIO OF EARNINGS TO FIXED CHARGES
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         The ratio of earnings to fixed charges for the six months ended
January 31, 1998 is:  3.0

         For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest and preferred stock dividends) to income before extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, preferred stock dividend requirements, the interest component of rental expense, if any, and amortization of debt discounts and issue costs, whether expensed or capitalized.